UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ENERGY TRANSFER PARTNERS, L.P.
(Name of issuer)

Common Units
(Title of class of securities)
29273R109
(CUSIP number)
John W. McReynolds
Energy Transfer Equity, L.P.
3738 Oak Lawn Ave.
Dallas, Texas 75219
(214) 981-0700
(Name, address and telephone number of person authorized to receive notices and communications)
April 30, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ¨

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 29273R109	SCHEDULE 13D	Page 2 of 9

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Name of Reporting Person; S.S. or IRS Identification Energy Transfer Equity, L.P. 30-0108820
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 39,097,278
	9.	Sole dispositive power 0
	10.	Shared dispositive power 39,097,278
11.	Aggregate amount beneficially owned by each reporting person 39,097,278
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 7.8%[1]
14.	Type of reporting person PN

[1]	Based on 499,168,333 Common Units outstanding on May 6, 2015

CUSIP NO. 29273R109	SCHEDULE 13D	Page 3 of 9

1.	Name of Reporting Person; S.S. or IRS Identification LE GP, LLC 27-0030188
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 39,097,278
	9.	Sole dispositive power 0
	10.	Shared dispositive power 39,097,278
11.	Aggregate amount beneficially owned by each reporting person 39,097,278
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 7.8%[1]
14.	Type of reporting person OO (Limited Liability Company)
[1] Based on 499,168,333 Common Units outstanding May 6, 2015

CUSIP NO. 29273R109	SCHEDULE 13D	Page 4 of 9

1.	Name of Reporting Person; S.S. or IRS Identification Kelcy L. Warren
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 21,107
	8.	Shared voting power 39,097,278
	9.	Sole dispositive power 21,107
	10.	Shared dispositive power 39,097,278
11.	Aggregate amount beneficially owned by each reporting person 39,118,385
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 7.8%[1]
14.	Type of reporting person IN

[1]	Based on 499,168,333 Common Units outstanding on May 6, 2015

CUSIP NO. 29273R109	SCHEDULE 13D	Page 5 of 9

The Reporting Persons (as such term is defined below) named in Item 2 below are hereby jointly filing this Schedule 13D (this “Schedule 13D”) because, due to certain affiliations and relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own some or all of the same securities in the Issuer (as such term is defined below). In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit C.

Item 1.	Security and Issuer.
This Schedule 13D, is being filed by Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”), LE GP, LLC, a Delaware limited liability company and the general partner of ETE (“LE GP”), and Kelcy L. Warren (“Warren” and, together with ETE and LE GP, the “Reporting Persons”), under the Exchange Act. The class of equity securities to which this Schedule 13D relates is common units representing limited partner interests (the “Common Units”) of Energy Transfer Partners, L.P., a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of the Issuer is 3738 Oak Lawn Ave., Dallas, Texas 75219.

Item 2.	Identity and Background.
(a) - (c) ETE is a Delaware limited partnership. The principal business of ETE is to own all of the interests in the general partner of the Issuer and certain equity securities of the Issuer, to acquire interests in other publicly traded partnerships, and to pursue certain opportunities to acquire or construct natural gas midstream or transportation assets. The general partner of ETE is LE GP. LE GP is a Delaware limited liability company, and its principal business is serving as the general partner of ETE. Warren is a United States citizen. His principal occupation is Chief Executive Officer of the Issuer. Warren owns 81.2% of LE GP. The principal office of each of the Reporting Persons is located at 3738 Oak Lawn Ave., Dallas, Texas 75219. LE GP is the general partner of ETE and manages and directs all of ETE’s activities through LE GP’s board of directors. The members of LE GP have the authority to appoint and remove LE GP’s directors.

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The name, business address and present principal occupation or employment of each of the executive officers and directors of LE GP are set forth below:

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation
Jamie Welch 3738 Oak Lawn Ave. Dallas, TX 75219	Group Chief Financial Officer, Head of Business Development and Director	Group Chief Financial Officer, Head of Business Development and Director of LE GP

John W. McReynolds 3738 Oak Lawn Ave. Dallas, TX 75219	President and Director	President and Director of LE GP

Matthew S. Ramsey 1001 McKinney St. Suite 1950 Houston, TX 77002	Director	President of RPM Exploration, Ltd. and Ramsey Energy Management, LLC

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chairman of the Board	Chief Executive Officer of Energy Transfer Partners, L.L.C.

K. Rick Turner 1990 Post Oak Blvd. Suite 2450 Houston, TX 77056	Director	Director of North American Energy Partners Inc. and AmeriGas Partners, L.P.

Marshall S. (Mackie) McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

William P. Williams 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Former Vice President of Measurement of Energy Transfer Partners, L.P.

(d) During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the parties listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
(f) All of the individuals listed in this Item 2 are citizens of the United States of America.

CUSIP NO. 29273R109	SCHEDULE 13D	Page 7 of 9

Item 3. Source and Amount of Funds or Other Consideration.
The Reporting Persons acquired beneficial ownership of an aggregate of 39,097,278 Common Units on April 30, 2015 in connection with the closing of the Issuer’s acquisition by merger (the “Merger”) of Regency Energy Partners LP (“Regency”) pursuant to the terms of the Agreement and Plan of Merger, dated as of January 25, 2015, as amended by Amendment No. 1 thereto, dated as of February 18, 2015 (as amended, the “Merger Agreement”), by and among the Issuer, Energy Transfer Partners GP, L.P., a Delaware limited partnership and the general partner of the Issuer (“ETP GP”), Rendezvous I LLC, a Delaware limited liability company, Rendezvous II LLC, a Delaware limited liability company, Regency, Regency GP LP, a Delaware limited partnership and the general partner of Regency, ETE GP Acquirer LLC, a Delaware limited liability company, and, solely for purposes of certain provisions therein, ETE. At the effective time of the Merger, each common unit representing limited partner interests in Regency (each, an “RGP Common Unit”) and each Class F unit representing limited partner interests in Regency (each, a “Class F Unit”) issued and outstanding or deemed issued and outstanding immediately prior to the effective time converted into the right to receive 0.4124 Common Units. Accordingly, upon effectiveness of the Merger:

•	ETE, which immediately prior to the Merger held 26,266,791 RGP Common Units, received 10,832,425 Common Units;

•
ETE Common Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of ETE (“ETE Holdings”), which immediately prior to the Merger held 30,890,565 RGP Common Units, received 12,739,270 Common Units; and

•
Panhandle Eastern Pipe Line Company, LP, a Delaware limited partnership and wholly owned subsidiary of the Issuer (“PEPL”), which immediately prior to the Merger held 31,372,419 RGP Common Units and 6,274,483 Class F Units, received 15,525,583 Common Units.

ETE indirectly holds (1) all of the outstanding membership interests of ETE Holdings and (2) all of the outstanding membership interests in Energy Transfer Partners, L.L.C. (“ETP LLC”), a Delaware limited liability company and the general partner of ETP GP, the general partner of the Issuer, which indirectly holds all of the partner interests of PEPL. Therefore, the Reporting Persons may be deemed to have beneficially acquired an aggregate of 39,097,278 Common Units at the effective time of the Merger, representing approximately 7.8% of the outstanding Common Units as of May 6, 2015.
References to, and descriptions of, the Merger and the Merger Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement, incorporated by reference to Exhibit A and Exhibit B hereto.
Item 4. Purpose of Transaction.
As described under Item 3 above, which is incorporated by reference herein, the Reporting Persons acquired the Common Units as a result of the Merger. The principal purpose of the Merger was to effect a combination of the assets, properties and businesses of Regency and the Issuer.
In addition to the Common Units, ETE holds all of the outstanding membership interests in ETP LLC, the general partner of ETP GP, the general partner of the Issuer. Through control of ETP LLC, the Reporting Persons may be deemed to control the Issuer and its subsidiaries. Such Reporting Persons, through their nominees on the Board of Directors of ETP LLC, intend to actively participate in the business and management of the Issuer.
    Depending on market conditions, general economic conditions and other factors that each may deem significant to its respective investment decisions, the Reporting Persons may purchase additional Common Units in the open market or in private transactions or may dispose of all or a portion of the Common Units that they or either of them may acquire. In addition, the Reporting Persons through their nominees on the Board of Directors of ETP LLC may engage in discussions with the management, the board of directors and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.
Except as set forth in this Item 4, the Reporting Persons currently do not have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP NO. 29273R109	SCHEDULE 13D	Page 8 of 9

Item 5.	Interest in Securities of the Issuer.
(a) and (b) Approximately 499,168,333 Common Units of the Issuer were outstanding as of May 6, 2015. The Reporting Persons are deemed to be the beneficial owners of 39,097,278 Common Units of the Issuer. The Common Units owned by the Reporting Persons constitute approximately 7.8% of the total issued and outstanding Common Units. Warren directly owns 21,107 Common Units of the Issuer over which he has sole power to vote and dispose of such Common Units. To the knowledge of the Reporting Persons, no other executive officer or manager of the Reporting Persons or other party listed in Item 2 has sole or shared beneficial ownership of any Common Units beneficially owned by the Reporting Persons.
(c) Except for the transaction described in Item 4 above, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in Common Units during the past 60 days.
(d) Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the units described in this Item 5.
(e) Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Merger Agreement

The description of the Merger Agreement under Item 1 of this Schedule 13D is incorporated herein by reference. A copy of the Merger Agreement, as amended, is attached as Exhibit A and Exhibit B to this Schedule 13D.

Joint Filing Arrangement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto (the “Joint Filing Agreement”) attached as Exhibit C to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

EXHIBIT A -
Agreement and Plan of Merger, dated as of January 25, 2015, by and among Energy Transfer Partners, L.P., Energy Transfer Partners GP, L.P., Regency Energy Partners LP, Regency GP LP and, solely for purposes of certain provisions therein, Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 2.1 to Energy Transfer Partners, L.P.’s Current Report on Form 8-K filed on January 26, 2015).

EXHIBIT B -
Amendment No. 1 to Agreement and Plan of Merger, dated as of February 18, 2015, by and among Energy Transfer Partners, L.P., Energy Transfer Partners GP, L.P., Rendezvous I LLC, Rendezvous II LLC, Regency Energy Partners LP, Regency GP LP, ETE GP Acquirer LLC and, solely for purposes of certain provisions therein, Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 2.2 to Energy Transfer Partners, L.P.’s Current Report on Form 8-K filed on February 18, 2015).

EXHIBIT C -	Joint Filing Agreement, dated as of May 8, 2015, by and among Energy Transfer Equity, L.P., LE GP, LLC and Kelcy L. Warren.

CUSIP NO. 29273R109	SCHEDULE 13D	Page 9 of 9

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2015	ENERGY TRANSFER EQUITY, L.P.
	By:	LE GP, LLC
Its general partner
	By:	/s/ Sonia Aubé
Sonia Aubé
Attorney-in-Fact

Dated: May 8, 2015	LE GP, LLC
	By:	/s/ Sonia Aubé
Sonia Aubé
Attorney-in-Fact

Dated: May 8, 2015		/s/ Sonia Aubé
Kelcy L. Warren by Sonia Aubé
Attorney-in-Fact